Mail Stop 6010

January 25, 2007

Mr. Michael E. Reed
Chief Executive Officer
Electro Energy, Inc.
30 Shelter Rock Road
Danbury, CT 06810

> **RE:** **Electro Energy, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed April 3, 2006**
> **File No. 0-51083**

Dear Mr. Reed:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant